Exhibit 99.3

Aeterna Zentaris Reports fourth quarter and full-year 2019 financial and operating results AND PROVIDES BUSINESS UPDATE

– Strengthened cash position with recently closed financing as well as royalty payments from Novo Nordisk for U.S. sales of Macrilen™ –

– Robust ongoing business development discussions to secure a commercialization partner for macimorelin in Europe and other key global markets –

– Leveraging clinical success of macimorelin for AGHD and expertise of Novo Nordisk in pediatric clinical development of macimorelin to address significant market opportunity –

– Closely monitoring COVID-19 and its impact on our business and operations –

CHARLESTON, S.C., March 30, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today reported its financial and operating results for the fourth quarter and year ended December 31, 2019.

The Company also provided an update on its clinical program to develop macimorelin for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need, and its plans to expand macimorelin for the diagnosis of adult growth hormone deficiency (AGHD) in Europe.

“We have been working diligently with our U.S. and Canadian commercialization partner, Novo Nordisk, to increase the awareness and access to Macrilen™ (macimorelin) for the diagnosis of AGHD and are pleased with the progress made in this regard over the fourth quarter of 2019. The inclusion of macimorelin in the American Association of Clinical Endocrinologists 2019 Guidelines was an important milestone that reflects the hard work of both teams and we intend to build on this momentum,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna Zentaris. “Additionally, our business development efforts to secure a marketing partner for macimorelin for the diagnosis of AGHD in Europe and other key markets remain ongoing.”

Recent Highlights

●	Closed $4.5 million registered direct offering priced at-the-market;
●	Announced the completion of patient recruitment in the AEZS-130-P01 (“Study P01”) dose-finding pediatric study of macimorelin; and
●	Announced the inclusion of macimorelin in the American Association of Clinical Endocrinologists (AACE) and American College of Endocrinology (ACE) 2019 Guidelines for Management of Growth Hormone Deficiency in Adults and Patients Transitioning from Pediatric to Adult Care.

Dr. Paulini continued, “We also see a significant opportunity in the use of macimorelin for the diagnosis of CGHD and with the upcoming results of the P01 study expected early next quarter, we believe we will be well positioned with a validated dose to move into our planned P02 study, an efficacy and safety registration study.”

For more information about Study P01, please visit EU Clinical Trials Register and reference EudraCT #2018-001988-23.

Macimorelin

The Company’s lead product, macimorelin, is the only FDA approved oral drug indicated for the diagnosis of AGHD and is currently marketed in the United States under the tradename Macrilen™, by Novo Nordisk. Aeterna is currently developing macimorelin for the diagnosis of CGHD, an area of significant unmet need, in collaboration with Novo Nordisk.

Upcoming Anticipated Program Milestones

●	Announce results of CGHD dose-ranging study (AEZS-130-P01) in Q2 2020;
●	Commence CGHD safety and efficacy study (AEZS-130-P02: multi-national, including U.S.); and
●	Advance business development efforts to secure a marketing partner for macimorelin for the diagnosis of AGHD in Europe and other key markets.

The Company is closely monitoring the evolving situation with coronavirus, or COVID-19, and is following guidance from health authorities. COVID-10 is affecting the global community and is adversely affecting our business operations, in a manner which at this time cannot be fully determined or quantified. The situation with coronavirus is rapidly evolving and the impact of COVID-19, including travel and business restrictions, and other impediments to undertaking clinical studies, may significantly affect our business, operations, results, projected timelines and market price for our common shares. Like many of our peers, we have put into place a robust risk mitigation plan to ensure the safety of our employees, partners and community. For more information, please see the Risk Factor entitled “The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Summary of Full Year 2019 Financial Results

All amounts are in U.S. dollars

For the twelve-month period ended December 31, 2019, the Company reported a consolidated net loss of $6.0 million, or $0.35 loss per common share (basic), as compared with a consolidated net income of $4.2 million, or $0.25 income per common share (basic), for the twelve-month period ended December 31, 2018. The $10.2 million decline in net results is primarily from a reduction of $26.3 million in revenue offset by $5.6 million in tax expense, $6.3 million decline in operating expenses, $2.8 million increase in net finance income and $1.4 million decline in settlements.

Revenues

●	The Company reported total revenue for the twelve-month period ended December 31, 2019 of $0.5 million as compared with $26.9 million for the same period in 2018, representing a decline of $26.4 million. The decline in total revenue in 2019 relates primarily to the one-time $24.0 million cash payment received from executing the License Agreement in January 2018 and the initial delivery of Macrilen™ (macimorelin) to our licensee.

Operating Expenses

●	The Company reported total operating expense for the twelve-month period ended December 31, 2019 of $10.8 million as compared with $17.0 million for the same period in 2018, representing a decrease of $6.2 million. This net decline arises primarily from a $2.3 million reduction in general and administration expenses, a $1.9 million reduction in selling costs, a $1.7 million decline in cost of sales and a $1.1 million reduction in research and development costs, offset by $0.5 million increase in restructuring costs, $0.02 million impairment in right to use asset[s] and $0.2 million write-off of other current assets.

Net Finance Income

●	The Company reported net finance income for the twelve-month period ended December 31, 2019 of $4.0 million as compared with $1.2 million for the same period in 2018, representing an increase of $2.8 million. This is primarily due to a $4.3 million increase change in fair value of warrant liability, offset by a reduction in gain due to foreign currency exchange rates of $0.6 million and a $0.9 million increase in other finance costs.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fourth quarter and fiscal 2019, as well as the Company’s audited consolidated financial statements as at December 31, 2019, 2018 and for the years ended December 31, 2019, 2018 and 2017 will be available at www.zentaris.com in the “Investors” section or at the Company’s profile at www.sedar.com and www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk. Aeterna Zentaris retains its rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit the Company’s website at www.zentaris.com.

Condensed Consolidated Statements of Comprehensive Loss Information

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2019	2018	2019	2018	2017
	$	$	$	$	$
Revenues
License fees	19	(332)	74	24,325	458
Product sales	—	1,446	129	2,167	—
Royalty income	16	184	45	184	—
Sales commission	—	—	—	110	465
Supply chain	(17)	94	284	95	—
Total revenues	18	1,392	532	26,881	923
Operating expenses
Cost of sales	309	1,413	410	2,104	—
Research and development costs	263	767	1,837	2,932	10,704
General and administrative expenses	1,691	1,665	6,615	8,894	8,198
Selling expenses	38	588	1,214	3,109	5,095
Restructuring costs	(266)	—	507	—	—
Impairment of right of use asset	(254)	—	22	—	—
Write-off of other current assets	—	—	169	—	—
Total operating expenses	1,781	4,433	10,774	17,039	23,997
(Loss) income from operations	(1,763)	(3,041)	(10,242)	9,842	(23,074)
Settlements	—	(1,400)	—	(1,400)	—
Gain due to changes in foreign currency exchange rates	26	64	87	656	502
Change in fair value of warrant liability	533	(1,489)	4,518	263	2,222
Other finance (costs) income	10	104	(593)	278	75
Net finance income (costs)	569	(1,321)	4,012	1,197	2,799
(Loss) income before income taxes	(1,194)	(5,762)	(6,230)	9,639	(20,275)
Income tax recovery (expense)	188	636	188	(5,452)	3,479
Net (loss) income	(1,006)	(5,126)	(6,042)	4,187	(16,796)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(268)	(13)	83	(260)	(1,430)
Actuarial gain (loss) on defined benefit plans	959	(418)	(1,068)	193	694
Comprehensive (loss) income	(315)	(5,557)	(7,027)	4,120	(17,532)
Net loss per share (basic)	(0.05)	(0.31)	(0.35)	0.25	(1.12)
Net loss per share (diluted)	(0.05)	(0.31)	(0.35)	0.24	(1.12)

Condensed Statement of Financial Position Information

	December 31,
(in thousands)	2019	2018
	$	$
Cash and cash equivalents	7,838	14,512
Trade and other receivables and other current assets	1,869	1,504
Inventory	1,203	240
Restricted cash equivalents	364	418
Property, plant and equipment	35	65
Right of use assets	582	—
Other non-current assets	8,090	8,272
Total assets	19,981	25,011
Payables and accrued liabilities and income taxes payable	3,596	4,635
Current portion of provision for restructuring and other costs	418	887
Current portion of deferred revenues	991	74
Lease liabilities	903	—
Warrant liability	2,255	3,634
Non-financial non-current liabilities (1)	14,281	13,874
Total liabilities	22,444	23,104
Shareholders’ (deficiency) equity	(2,463)	1,907
Total liabilities and shareholders’ (deficiency) equity	19,981	25,011

(1)	Comprised mainly of employee future benefits, provisions for restructuring and other costs and non-current portion of deferred revenues.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements include those relating to the intended use of proceeds and may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our ability to continue as a going concern is dependent, in part, on our ability to transfer cash from Aeterna Zentaris GmbH to Aeterna Zentaris and the U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas
JTC Team
T (US): +1 (833) 475-8247
E: aezs@jtcir.com